SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Notification of interests of Persons Discharging Managerial Responsibility (PDMRs) and connected persons

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc (the "Company") announces that in line with its approved remuneration policy the awards detailed below have been made to PDMRs. These awards have been granted on 29 May 2015 under the Company's Annual Incentive Plan where a portion of the bonus payment for the 2015 financial year has been deferred by the award of shares to the individual and were made in London, UK. The shares deferred will be released to the individuals during 2019.

Name	Number of shares awarded under the AIP	Award price per ordinary share	Total beneficial interest following award	% of issued share capital held following transaction
T Thiam	17,230	£16.34	652,546	0.025%
J Murray	5,810	£16.34	69,810	0.003%

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 1 June 2015

Contact

Jennie Webb, Share Plans Manager, 020 7548 2027

Stefan Bort, Deputy  Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 June 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Stefan Bort

Stefan Bort
Deputy Group Secretary